U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For the year ended December 30, 2002

A.    Full title of the plan and the address of the plan if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS

AND INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS Statements of Net Assets Available for Benefits as of December 30, 2002 and 2001	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 30, 2002 and 2001	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES SCHEDULE H, Line 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 30, 2002	11

SCHEDULE H, Line 4j—SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 30, 2002	12

Exhibit 23.1—Independent Auditors’ Consent	1

INDEPENDENT AUDITORS’ REPORT

Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 30, 2002 and reportable transactions for the year ended December 30, 2002 are presented for the purpose of additional analysis and are not a required part of the basic 2002 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut

June 6, 2003

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 30, 2002 AND 2001

ASSETS	2002	2001
INVESTMENTS, AT FAIR VALUE:

Crane Co. Stock Fund	$36,245,655	$44,839,383
Huttig Stock Fund	608,286	1,624,344
Prudential Jennison Growth Fund Z	9,726,855	13,998,523
Prudential Stock Index Fund Z	5,794,627	7,455,921
Wells Fargo Stable Value Fund A	30,554,814	24,108,248
Fidelity Advisors Growth Opportunities Fund T	10,452,933	13,420,313
Oppenheimer Enterprise Fund A	1,306,230	1,950,638
Putnam International Growth Fund A	4,083,479	3,469,248
Dreyfus Premier Balanced Fund A	6,279,671	6,439,378
MFS Mid-Cap Growth Fund A	2,639,335	2,708,387
Fidelity Advisor Dividend Growth Fund T	2,300,947	2,052,143
Loan Fund	3,734,417	3,434,224

Total investments	113,727,249	125,500,750

RECEIVABLES:
Company contributions	291,221	174,415
Employee contributions	815,125	841,811
Employee loan payments	165,489	121,977

Total receivables	1,271,835	1,138,203

Total assets	114,999,084	126,638,953

NET ASSETS AVAILABLE FOR BENEFITS	$114,999,084	$126,638,953

See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED

DECEMBER 30, 2002 AND 2001

Notes to Financial Statement

	2002	2001
CONTRIBUTIONS:
Employee	$10,984,553	$10,642,098
Company	3,749,098	3,388,229

Total contributions	14,733,651	14,030,327

LOSS ON INVESTMENTS, NET:
Interest and dividends	1,257,297	1,281,111
Net depreciation in fair value of investments	(24,456,958)	(11,753,768)

Total loss on investments, net	(23,199,661)	(10,472,657)

Distributions to participants	(12,400,680)	(12,179,417)
Rollovers and transfers from other plans	9,325,893	5,686,401
Administrative and other expenses	(99,072)	(66,375)

Net decrease in net assets available for benefits	(11,639,869)	(3,001,721)
Net assets available for benefits
beginning of year	126,638,953	129,640,674

Net assets available for benefits end of year	$114,999,084	$126,638,953

See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”). Participants should refer to the Plan agreement and amendments for more complete information.

A. General—The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Plan Amendments—The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in the Crane Co. Stock Fund consisting of (a)Company matching contributions, and (b) Participants’ Deferred Savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in Section 4975 of the Internal Revenue Code (the “Code”). Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire.

C. Administration of the Plan—The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D. Participation—Subject to certain conditions, U.S. employees of Crane Co. are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire.

E. Contributions and Funding Policy—Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. In addition, the contribution limit for highly compensated employees, those whose earnings equal or exceed $80,000, is seven percent. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant’s deferred savings, which is invested in the Crane Co. Stock Fund. In accordance with the Code, participant pretax contributions could not exceed $11,000 in 2002 and $10,500 in 2001.

F. Expenses—Plan administrative expenses (except those associated with the Crane Co. Stock Fund and the Huttig Stock Fund) are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

G. Vesting—Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 years but fewer than 3	40%
3 years but fewer than 4	60%
4 years but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

H. Distributions—A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions.

I. Plan Termination—The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) The Prudential Trust Company (“Trustee”)to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

J. Tax Status—The Internal Revenue Service has determined and informed the Company by letter dated March 3, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator has applied for an IRS determination on the Plan, as amended. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

K. Rollovers and Transfers from Other Plans—Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

On February 1, 2002, the Crane Pumps & Systems Savings and Investment Plan merged into the Crane Co. Amended and Restated Savings and Investment Plan. The total assets transferred were $8,692,390.

L. Participant Loan Fund—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between the investment fund and the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

2.    SUMMARY OF ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A.    Investment Funds

The Plan provides the following funds in which participants can elect to invest their Plan assets:

Crane Co. Stock Fund—Invests in common stock of Crane Co.

Huttig Stock Fund—This fund was created for the purpose of receiving the distribution on December 16, 1999, of the common shares of Crane’s wholly-owned subsidiary, Huttig Building Products Corporation (the “Huttig Distribution”) which was distributed pro rata to holders of record of Crane Co. common stock at the close of business on December 8, 1999.

Upon the Huttig distribution, participants became 100% vested in their shares of Huttig and pursuant to the Plan as amended, a participant could continue to hold those shares in the “Huttig Stock Fund”, (which permits no additional contributions) or direct the Plan Trustee to transfer all or a portion of the Huttig Stock Fund to any of the other ten investment options presently offered under the Plan.

Participants may not direct future contributions into the Huttig Stock Fund or transfer investments into this fund from any other investment program.

Prudential Jennison Growth Fund Z—Consists of a diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The sub-advisor seeks companies that it believes are attractively valued and has demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

Prudential Stock Index Fund Z— Seeks to replicate the performance of the S&P 500 index. The fund normally invests up to 80% of assets in securities listed on the S&P 500 index. It intends to purchase all 500 securities in the same proportions as they are represented on the index. The fund seeks to achieve a .95 correlation with the index. It may invest the balance of assets in other equity-related securities, U.S. government debt, put and call options on securities and stock indices, and futures contracts on stock indices and options.

Wells Fargo Stable Value Fund A—Consists of a diversified portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies such as: guaranteed investment contracts, bank investment contracts, corporate bonds, U.S. Treasury/Agency Securities, mortgage related securities and asset backed securities.

Fidelity Advisors Growth Opportunities Fund T—Consists of a diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed-income securities. The fund may invest without limit in foreign securities.

Oppenheimer Enterprise Fund A—Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies with market capitalizations at or below $500 million. It may invest the remaining assets in companies with larger market capitalizations. The fund may invest without limitations in foreign securities. It may invest in investment-grade debt securities.

Putnam International Growth Fund A—Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets.

Dreyfus Premier Balanced Fund A—The fund normally invests 60% of assets in common stocks and 40% in investment-grade bonds. It can invest up to 75% and as little as 40% of assets in stocks, and up to 60% and as little as 25% of assets in bonds. The fund invests in a diversified mix of stocks and investment grade bonds of both U.S. and foreign issuers. It may invest in derivative instruments, such as options and futures.

MFS Mid-Cap Growth Fund A—Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of medium market capitalizations. Management determines market capitalization by selecting companies that fall within the range of the Russell MIDcap Growth index. It may invest up to 20% in debt rated below BBB and up to 35% of assets in foreign securities.

Fidelity Advisor Dividend Growth Fund T—Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in companies that the advisor believes have either the potential for dividend growth or commencing dividends. It may invest in securities of either domestic or foreign issuers. The fund may invest in either growth stocks or value stocks or both.

B.	Investment Valuation—Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective companies common stock. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5 percent or more of the Plan’s net assets as of December 30, 2002 and 2001:

	2002		2001
	Shares/Units	Market Value	Shares/Units	Market Value
Crane Co. Stock Fund	1,812,283	$36,245,655	1,745,347	$44,839,383
Prudential Jennison Growth Fund Z	948,961	$9,726,855	928,284	$13,998,523
Prudential Stock Index Fund Z	295,795	$5,794,627	288,542	$7,455,921
Wells Fargo Stable Value Fund A	933,885	$30,554,814	774,871	$24,108,248
Fidelity Advisors Growth Opportunities Fund T	471,703	$10,452,933	461,338	$13,420,313
Dreyfus Premier Balanced Fund A	592,981	$6,279,671	491,931	$6,439,378

C.	Investment Transactions and Investment Income—Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participants’ relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D.	Distributions to Participants—Benefit payments are recorded when paid.

E.	General—The financial statements are prepared in conformity with accounting principles generally accepted in the U.S. of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    PARTIES-IN-INTEREST

The Plan has investments and transactions with parties-in-interest, those parties being the Trustee, Crane Co. and participants with loan balances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE

AMENDED AND RESTATED CRANE CO.

SAVINGS AND INVESTMENT PLAN

/S/    G. A. DICKOFF

G. A. Dickoff

/S/    A. I. DUPONT

A. I. duPont

/S/    E.M.KOPCZICK

E.M.Kopczick

/S/    G.S. SCIMONE

G.S. Scimone

/S/    L.J. WOOD

L.J.Wood

Stamford, CT

June 27, 2003

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, Line 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 30, 2002

Identity of Issue	Shares	Cost	Market Value
Crane Co. Stock Fund*	1,812,283	$34,872,091	$36,245,655
Huttig Stock Fund	233,060	935,022	608,286
Prudential Jennison Growth Fund Z*	948,961	17,793,333	9,726,855
Prudential Stock Index Fund Z*	295,795	8,167,930	5,794,627
Wells Fargo Stable Value Fund A	933,885	27,577,698	30,554,814
Fidelity Advisors Growth Opportunities Fund T	471,703	19,471,769	10,452,933
Oppenheimer Enterprise Fund A	149,454	3,342,023	1,306,230
Putnam International Growth Fund A	250,982	5,441,822	4,083,479
Dreyfus Premier Balanced Fund A	592,981	8,348,887	6,279,671
MFS Mid-Cap Growth Fund A	467,967	4,149,540	2,639,335
Fidelity Advisor Dividend Growth Fund T	250,648	2,785,940	2,300,947
Loans to Participants*- Loans have interest rates ranging from 5.75% to 11.50% and mature in 2003 through 2012.	—	3,734,417	3,734,417

		$136,620,472	$113,727,249

*	Represents a party-in-interest to the plan.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, Line 4j—SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 30, 2002

Identity of Issue	Cost of Assets Purchased	Proceeds From Sales	Cost of Assets Sold	Net Gain
Series of Transactions Crane Co. Stock Fund*	$3,979,171	$4,613,046	$3,979,171	$633,875

*	Represents a party-in-interest to the plan.